FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2003
Commission File Number: 0-29154

IONA Technologies PLC
(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

RESOLVED AS A SPECIAL RESOLUTION
SIGNATURES

IONA TECHNOLOGIES PUBLIC LIMITED COMPANY
Company No: 171387

RESOLVED AS A SPECIAL RESOLUTION

1.	That

	(a)	the Company and/or any subsidiary (as such expression is defined by the EC (Public Limited Companies Subsidiaries) Regulations 1997) of the Company be generally authorized to make market purchases (as defined by Section 212 of the companies Act, 1990) of shares of any class of the Company on such terms and conditions and in such manner as the Directors may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and to the restrictions and provisions set out in Article 11(e) of the Articles of Association of the Company:

	(b)	the re-issue price range at which any treasury shares (as defined by Section 209 of the Companies Act, 1990) held by the Company may be re-issued off-market shall be the price range set out in Article 11(f) of the Articles of Association of the Company; and

	(c)	the authorities hereby conferred shall expire at the close of business (local Irish time) on the earlier of the date of the next annual general meeting of the Company after the passing of this resolution or February 11, 2005 unless previously revoked or renewed in accordance with the provisions of the Companies Act, 1990.”

I certify that the foregoing Special Resolution was passed by the members for the time being entitled to attend and vote on such resolutions at general meetings of the Company (or being a body corporate by its duly authorized representative) as evidenced on 9 September 2003.

Dated 11 September 2003

/s/ Donal Moriarty

Donal Moriarty
Assistant Secretary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: September 19, 2002	By: /s/ Christopher J. Horn Christopher J. Horn Chief Executive Officer and Director